VIA EDGAR

June 24, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Envestnet, Inc.

File No. 333-165717

Dear Sir or Madam:

This letter is being supplementally furnished on behalf of Envestnet, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-165717 (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2010. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and other costs recognized, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, it currently estimates a price range of $14 to $16 per share for the offering of the Company’s Common Stock, $0.001 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. We also note, on behalf of the Company, that the Company’s board of directors has approved a reverse stock split, which would take effect simultaneously with the consummation of the offering. It is currently anticipated that the ratio of the reverse stock split will be 5 to 1. Accordingly, whereas the Registration Statement discloses that as of June 7, 2010, there were 130,229,099 shares of common stock outstanding, after giving effect to the reverse stock split, there would have been 26,045,819 shares of common stock outstanding.

Please do not hesitate to contact me at 212-506-2587 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Diego A. Rotsztain
Diego A. Rotsztain

Cc:	Shelly O’Brien, Envestnet, Inc.

Edward Best, Esq.